Exhibit 2

PROXY STATEMENT
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SILICOM LTD.

8 Hanagar St.

Kfar Sava

Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

 DECEMBER 21, 2010

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on December 21, 2010, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about November 17, 2010. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on November 17, 2010 are entitled to vote at the Meeting. On October 31, 2010, 6,838,613 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. Two or more shareholders present, personally or by proxy, holding at thirty three and a third percent (33 1/3%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until December 28, 2010 at 12:00 noon, Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Approval of the proposals stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of October 31, 2010, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 6,838,613 Ordinary Shares outstanding on that date):

Name and Address	Number of Shares Owned	Percent of Class
Yehuda Zisapel(1)	455,940	6.65%
Zohar Zisapel(2)	1,511,722	22.06%
All directors and officers as a group	1,790,787	25.90%
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(1) As reported on the Schedule 13 G/A filed by Yehuda Zisapel with the Securities and Exchange Commission on February 7, 2008.
(2) As reported on the Schedule 13 D/A filed by Zohar Zisapel with the Securities and Exchange Commission on March 5, 2009.

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PROPOSAL 1

APPROVING SALARY INCREASE TO THE COMPANY’S
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Pursuant to the Companies Law, the terms of compensation of members of the Board of Directors, including with respect to the terms of such members’ employment in other positions in the Company, require approval by each of the Audit Committee, the Board of Directors and shareholders of the Company, in such order.

Following the approval of the Audit Committee and the Board of Directors (with the exception of Mr. Avi Eizenman and Mr. Shaike Orbach who did not participate in the vote) on October 24, 2010, the shareholders of the Company are being asked to approve an increase in the monthly salary of the Company’s President and Chief Executive Officer, Mr. Yeshayahu (‘Shaike’) Orbach, whereby following such increase (effective October  2010) Mr. Orbach's monthly salary shall be NIS 67,000 (the equivalent of approximately $18,600) and the Company will bear all taxes in connection with his use of the Company car.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, to approve an increase in the salary of the Company’s President and Chief Executive Officer, Mr. Yeshayahu (‘Shaike’) Orbach, such that Mr. Orbach’s monthly salary shall be NIS 67,000 and the Company will bear all taxes in connection with his use of the Company car.

Approval of the increase in Mr. Orbach’s salary requires the vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors, with the exception of Mr. Orbach and Mr. Eizenman who express no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” the approval of the increase in Mr. Orbach’s salary.

PROPOSAL 2
APPROVING SALARY INCREASE TO THE COMPANY’S ACTIVE
CHAIRMAN OF THE BOARD OF DIRECTORS

Pursuant to the Companies Law, the terms of compensation of members of the Board of Directors require approval by each of the Audit Committee, the Board of Directors and shareholders of the Company, in such order.

Following the approval of the Audit Committee and the Board of Directors (with the exception of Mr. Avi Eizenman and Mr. Shaike Orbach who did not participate in the vote) on October 24, 2010, the shareholders of the Company are being asked to approve an increase in the monthly salary of the Company’s Active Chairman of Board of Directors, Avi Eizenman, whereby following such increase (effective October 2010) Mr. Eizenman’s monthly salary shall be NIS 82,000 (the equivalent of approximately $22,800) and the Company will bear all taxes in connection with his use of the Company car.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, to approve an increase in the salary of the Company’s Active Chairman of Board of Directors, Avi Eizenman, such that Mr. Eizenman’s monthly salary shall be NIS 82,000 and the Company will bear all taxes in connection with his use of the Company car

Approval of the increase in the salary of Mr. Eizenman requires the vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Shaike Orbach who express no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” the approval of the increase in the salary of Mr. Eizenman.

PROPOSAL 3

APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY’S
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Pursuant to the Companies Law, the terms of service of members of the Board of Directors, including the grant of options to purchase Ordinary Shares of the Company, require the approval by each of the Audit Committee, Board of Directors and shareholders, in such order.

Each of the Audit Committee and the Board of Directors (with the exception of Mr. Avi Eizenman and Mr. Shaike Orbach who did not participate in the vote) has approved on October 24, 2010 the option grant to the Company’s President and Chief Executive Officer, Yeshayahu (‘Shaike’) Orbach, set forth below.

Mr. Orbach will be granted a total of fifty thousand (50,000) options to purchase Ordinary Shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date that such option grant is approved by the Company’s shareholders (the “Exercise Price” and “Grant Date”, respectively). The options will vest in two (2) tranches: one half (1/2) shall vest on the second anniversary of the Grant Date and one half (1/2) shall vest on the third anniversary of the Grant Date. The options (vested and unvested) shall expire, by their terms, on the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the closing price of the Company’s Ordinary Shares falling below fifty percent (50%) of the Exercise Price at any time after the Grant Date.

The options shall be granted under the Company’s Share Option Plan (2004) and are further subject to the terms of the Company’s standard form of option agreements.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, to approve the grant of 50,000 options to purchase Ordinary Shares of the Company pursuant to the Company’s Share Option Plan (2004) to Yeshayahu (‘Shaike’) Orbach, the Company’s President and Chief Executive Officer,  at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the approval of such grants by the Company’s shareholders (the “Grant Date”), where one half (1/2) will vest on the second anniversary of the Grant Date and one half (1/2) will vest on the third anniversary of the Grant Date.

The approval of the option grant described above requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

The Audit Committee and Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach, who express no recommendation as to the vote on the above proposal, recommend a vote “FOR” the approval of the option grant to Mr. Orbach.

PROPOSAL 4

APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY’S
ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

Pursuant to the Companies Law, the terms of service of members of the Board of Directors, including the grant of options to purchase Ordinary Shares of the Company, require the approval by each of the Audit Committee, Board of Directors and shareholders, in such order.

Each of the Audit Committee and the Board of Directors (with the exception of Mr. Avi Eizenman and Mr. Shaike Orbach who did not participate in the vote) has approved on October 24, 2010 the option grant to the Company’s Active Chairman of the Board, Mr. Avi Eizenman, set forth below (the terms of which are identical to those described in Proposal 3 above in respect of the Company’s President and Chief Executive Officer, Mr. Yeshayahu (‘Shaike’) Orbach).

               Mr. Eizenman will be granted a total of fifty thousand (50,000) options to purchase Ordinary Shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date that such option grant is approved by the Company’s shareholders (the “Exercise Price” and “Grant Date”, respectively). The options will vest in two (2) tranches: one half (1/2) shall vest on the second anniversary of the Grant Date and one half (1/2) shall vest on the third anniversary of the Grant Date. The options (vested and unvested) shall expire, by their terms, on the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the closing price of the Company’s Ordinary Shares falling below fifty percent (50%) of the Exercise Price at any time after the Grant Date.

The options shall be granted under the Company’s Share Option Plan (2004) and are further subject to the terms of the Company’s standard form of option agreements.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, to approve the grant of 50,000 options to purchase Ordinary Shares of the Company pursuant to the Company’s Share Option Plan (2004) to Avi Eizenman, the Company’s Active Chairman of the Board of Directors, at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the approval of such grants by the Company’s shareholders (the “Grant Date”), where one half (1/2) will vest on the second anniversary of the Grant Date and one half (1/2) will vest on the third anniversary of the Grant Date.

The approval of the option grant described above requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

The Audit Committee and Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach, who express no recommendation as to the vote on the above proposal, recommend a vote “FOR” the approval of the option grant to Mr. Eizenman.

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Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il. This proxy statement is also available on the SEC’s website at http://www.sec.gov, the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.
By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (‘Shaike’) Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER
Kfar Sava, Israel Date: November 12, 2010